Exhibit No. 12 (c)

FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2006	2005	2004	2003	2002

Earnings, as defined:
Net income	$328	$260	$335	$297	$325
Fixed charges, as below	159	138	122	103	114
Income taxes	193	121	174	147	163
Total earnings, as defined	$680	$519	$631	$547	$602

Fixed Charges, as defined:
Interest on long-term debt	$145	$116	$107	$103	$99
Other interest	10	18	10	(6)	10
Imputed interest factor in rentals - charged
principally to operating expenses	4	4	5	6	5
Total fixed charges, as defined	159	138	122	103	114
Preferred dividends, as defined	2	2	2	2	3
Total fixed charges and preferred dividends combined	$161	$140	$124	$105	$117

Ratio of Earnings to Fixed Charges	4.28	3.76	5.17	5.31	5.27

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	4.22	3.71	5.08	5.21	5.13